UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41669

Multi Ways Holdings Limited

(Translation of registrant’s name into English)

3E Gul Circle

Singapore 629633

+65 6287 5252

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Multi Ways Holdings Limited (“Multi Ways,” the “Company” or the “Issuer”) (NYSE American: MWG), a leading supplier of a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region, received a notification from the New York Stock Exchange Regulation (“NYSE Regulation”) that it officially regained compliance with exchange listing requirements.

On May 16, 2025, the Company received a notification from NYSE Regulation indicating that, as a result of not having timely filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Form 20-F”) with the U.S. Securities and Exchange Commission (the “SEC”), the Company was not in compliance with NYSE American LLC (“NYSE American”) continued listing standards.

On May 23, 2025, the Company filed its 2024 Form 20-F, and was notified by NYSE Regulation on May 27, 2025 that it has regained compliance with its applicable NYSE American continued listing requirements.

Attached as Exhibit 99.1 is the Company’s press release dated May 29, 2025, entitled, “Multi Ways Holdings Regains Compliance with NYSE Continued Listing Standards”.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated May 29, 2025 - “Multi Ways Holdings Regains Compliance with NYSE Continued Listing Standards”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2025	Multi Ways Holdings Limited

	By:	/s/ Lim Eng Hock
	Name:	Lim Eng Hock
	Title:	Chief Executive Officer and Director